PRESS
INFORMATION


FOR IMMEDIATE RELEASE

                                          Contact:    Kevin S. McKay
                                                      SAP America
                                                      +1-610-355-4060
                                                          -or-
                                                      Michael Pfister
                                                      SAP AG
                                                      +49-6227-74-1758
                                                          -or-
                                                      Richard Taylor
                                                      Taylor Rafferty Associates
                                                      +44-171-606-1149


SAP 1998 NINE MONTHS SALES INCREASE 54% TO DM 5.9 BILLION

Walldorf, Germany, October 20, 1998 -- SAP AG, the world's leading provider of enterprise business software, announced today that its strong growth continued as planned in the third quarter of 1998. Revenue in the third quarter grew to DM
2.0 billion, an increase of 43% over the same period last year. Including a DM 9 million expense provision related to SAP's employee stock appreciation rights
(STAR) program, costs rose 46% to DM 1.7 billion. Pretax profits increased 50% to DM 376 million in the third quarter. In the first nine months, revenues grew 54% to DM 5.9 billion, while pretax profits grew 45% to DM 1.2 billion.

SAP's strong performance in the period is mainly attributable to the continued favorable market response to its products, supported by unequalled customer commitment and rapid implementation. The company extended its record of rapid growth despite the ongoing economic crisis in Japan and unfavorable exchange rate trends. Compared to the very strong performance the company achieved in the fourth quarter last year, the SAP Board is expecting growth to slow in the fourth quarter this year. The Group expects some moderation of demand due to year 2000 issues. "Against this background we are confident of our earlier expectations that we will be able to grow pretax profits for the current year, excluding provisions for the STAR program, by 30% to 35% and sales by around 40%," says Prof. Dr. Henning Kagermann, Co-Chairman of SAP AG.




                                  [LETTERHEAD]

Adverse currency effects slowed sales growth in the third quarter by 7 percentage points. Provisions for the STAR (Stock Appreciation Rights) employee incentive program for the first nine months of the year totaled DM 44 million. Excluding STAR program provisions, pretax profits would have risen 50% (instead of 45%) in the first nine months, with costs increasing 57% instead of 58% to DM
4.9 billion. The pretax profit margin was 21% in the first nine months of 1998 versus 22% for the first nine months of 1997. Without the STAR provisions, pretax profits would have grown 53% in the third quarter instead of 50%.


STRONG GROWTH IN THE AMERICAS AND EUROPE

The effects of the economic crisis in Japan on sales in Asia/Pacific (APA) were offset by higher rates of growth in other regions. Revenues in the Americas sales region rose 65% to DM 2.7 billion (1997: DM 1.6 billion) in the first nine months. In Europe, the Middle East and Africa nine-month revenues were up 58% to DM 2.6 billion (1997: DM 1.7 billion), while Asia/Pacific posted a sales increase of 4% to DM 537 million (1997: DM 515 million). The proportion of revenues generated outside Germany rose to 81% over 79% registered in the first nine months last year. For the third quarter, sales in the Americas rose 55% to DM 994 million (1997: DM 641 million), and up 50% to DM 866 million (1997: DM 576 million) in Europe, the Middle East and Africa combined.

"SAP Americas continued strong growth can be attributed to our highly successful initiatives focused on penetrating the installed base, mid-market and new industry sectors," said Kevin McKay, Chief Executive Officer, SAP America, Inc. "By leveraging our acclaimed AcceleratedSAP implementation methodology and TeamSAP initiatives, we have experienced significant success in the mid and global markets. Our industry solutions have also enabled us to expand our footprint with the acquisition of new customers and additional commitments from existing customers across all of the industry sectors we targeted."

The economic crisis in Japan severely impacted performance in the APA region in the third quarter, and was the main cause of the sales decline. Most other sub-regions performed as expected. Overall, revenues in the APA region fell 20% in the third quarter to DM 161 million, as compared with the prior-year figure of DM 200 million. If the exchange rates in this region had remained constant year on year, SAP would have posted 2% sales growth. "We have reviewed the current situation in Japan in detail and do not expect the economy to rebound quickly," says Prof. Dr. h.c. Hasso Plattner, Co-Chairman of SAP AG. "However, SAP's position in Japan and the rest of Asia remains strong, and seizing the long-term growth opportunities in the region remains a core commitment for us," he emphasized.

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R/3 SALES UP 49%

Product revenues accounted for the largest share of sales in the first nine months, increasing 45% to DM 3.6 billion (1997: DM 2.5 billion). Consulting revenues grew 76% to DM 1.5 billion (1997: DM 0.8 billion) and training revenues increased 65% to DM 659 million (1997: DM 400 million). Product revenues thus made up 62% of total sales against 66% in the first nine months of 1997. Sales of R/3, SAP's flagship product, rose 49% to DM 3.5 billion (1997: DM 2.3 billion).

SAP Group headcount at September 30, 1998 was 18,330, an increase of 6,332, or 53% over September 30, 1997. Research and Development added the most new employees, growing by 60% over last year. Since January 1,1998, SAP has added 5,474 new employees worldwide, including 1,740 in Germany.


SOLUTION MAPS, AND NEW DIMENSION PRODUCTS/INITIATIVES ANNOUNCED



SAP presented its "New Dimension" product range and Solution Maps for its 17 industry solutions at SAPPHIRE '98, held in Los Angeles in mid-September. SAPPHIRE'98 was SAP's largest user conference ever, with over 15,000 participants and 260 exhibitors. "Six years ago SAP launched R/3 and revolutionized the market for enterprise business software. Today we are moving further and further in the direction of new user groups and concentrating increasingly on improving our customers' experiences with SAP," emphasized Plattner. "Our EnjoySAP initiative is focused on simplifying the software and making it even more intuitive, so that it forms a natural complement to the user's working environment," he continued.



SAP'S "NEW DIMENSION" PRODUCTS

The SAP products and initiatives previewed at SAPPHIRE include:


SAP BW

The SAP Business Information Warehouse (SAP BW) was released for general sale on September 1. SAP BW is a separate decision-support and business analysis system that operates independently of R/3.



SAP SEM

SAP announced the development of a Strategic Enterprise Management solution (SAP
SEM), based on the R/3 System. This solution contains a set of integrated applications designed to enable senior management of large multinational organizations to rapidly enhance value creation. SAP SEM consists of four new applications - Business Planning and Simulation (BPS), Business Consolidation and Sourcing (BCS), Corporate Performance Monitor (CPM) and
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                                      -4-


Stakeholder Relationship Management (SRM) - which provide executives with the right information at the right time.



SUPPLY CHAIN MANAGEMENT

The Advanced Planner and Optimizer (SAP APO) is currently being shipped to first customers on schedule. This product is based on new technologies for rapid planning optimization and execution and is designed to support production processes involving large numbers of variants. The SAP Logistics Execution System (SAP LES) showcased in Los Angeles offers an extensive software solution for warehousing and transportation.

SAP FOCUS ON CUSTOMERS
With its new initiative SAP FOcus on CUStomers (SAP FOCUS), SAP presented its plans for software solutions that enable organizations to intensify and optimize their customer relationships in the sales, marketing and service areas. One such solution is SAP Sales, including the software for sales force automation (SFA), which is scheduled for shipment to first customers in the fourth quarter of this year.

INDUSTRY SOLUTION MAPS

SAP has designed solution maps for each of its 17 industry solutions: the first software provider to develop a tool of this kind. A solution map is a business and planning blueprint that represents the industry's functional requirements in detail. The solution maps state specifically which SAP products and those of its partners match these requirements.

ENHANCED HR CAPABILITIES

SAP also announced SAP Accelerated HR, a solution for rapid implementation of the HR component based on preconfigured applications and preinstalled technical platforms. SAP Accelerated HR is initially available in the USA and Canada.

The Human Resources component SAP HR will be generally available in the new Release 4.5 in the fourth quarter of 1998. It contains enhanced competency-based management, self-service, payroll accounting functionality and a Manager's Desktop.

                                      # # #

Any statements contained in this press release that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as "believe" "expect" and "project" as they relate to the company are intended to identify such forward-looking statements. The company undertakes no obligation publicly to update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the company's future financial results are discussed more fully in the company's most recently filed Form 20-F and Form F-1 as filed with the Securities and Exchange Commission on June 22, 1998.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol 'SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies. Additional information is available on SAP AG's home page: http://www.sap.com.
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                                      -5-


                                      # # #
                               (Tables to follow)

THIRD QUARTER REVENUES COMPARISON 1998 / 1997 (IN DM MILLIONS)


----------------------------------------------------------------------------------------------------------------------------
                                             Q3 1998                Q3 1997                 Change                 % Change
----------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                 2,021                  1,417                    604                       43
----------------------------------------------------------------------------------------------------------------------------
Product revenues                               1,180                    915                    265                       29
----------------------------------------------------------------------------------------------------------------------------
Consulting revenues                              559                    317                    242                       76
----------------------------------------------------------------------------------------------------------------------------
Training revenues                                233                    147                     86                       59
----------------------------------------------------------------------------------------------------------------------------
Other revenues                                    49                     38                     11                       43
----------------------------------------------------------------------------------------------------------------------------
PRETAX PROFIT                                    376                    251                    125                       50
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Employees (June 30)                           18,330                 11,998                  6,332                       53
----------------------------------------------------------------------------------------------------------------------------


1998 REVENUES BY QUARTER (IN DM MILLIONS)

-----------------------------------------------------------------------------------------------------------------------------
                                         Q1 1998            Q2 1998            Q3 1998            Q4 1998               1998
-----------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                             1,682              2,175              2,021
-----------------------------------------------------------------------------------------------------------------------------
Product revenues                           1,065              1,396              1,180
-----------------------------------------------------------------------------------------------------------------------------
Consulting revenues                          408                513                559
-----------------------------------------------------------------------------------------------------------------------------
Training revenues                            197                229                233
-----------------------------------------------------------------------------------------------------------------------------
Other revenues                                12                 37                 49
-----------------------------------------------------------------------------------------------------------------------------
PRETAX PROFIT                                311                521                376
-----------------------------------------------------------------------------------------------------------------------------

1997 REVENUES BY QUARTER (IN DM MILLIONS)

-----------------------------------------------------------------------------------------------------------------------------
                                         Q1 1997            Q2 1997            Q3 1997            Q4 1997               1997
-----------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                             1,032              1,370              1,417              2,198              6,017
-----------------------------------------------------------------------------------------------------------------------------
Product revenues                             677                921                914              1,585              4,097
-----------------------------------------------------------------------------------------------------------------------------
Consulting revenues                          242                279                318                412              1,251
-----------------------------------------------------------------------------------------------------------------------------
Training revenues                            103                150                147                180                580
-----------------------------------------------------------------------------------------------------------------------------
Other revenues                                10                 20                 38                 21                 89
-----------------------------------------------------------------------------------------------------------------------------
PRETAX PROFIT                                181                401                251                834              1,667
-----------------------------------------------------------------------------------------------------------------------------

SAP GROUP
PRELIMINARY INCOME STATEMENT
THIRD QUARTER
(IN DM MILLIONS)


                                                                   1998           1997

SALES REVENUES                                                     2,021          1,417
Increase in inventories of  finished
  goods and work-in process                                           17              1
Other operating income                                                53              8
                                                                   2,091          1,426
Supplies and purchased goods                                          (6)            (5)
Purchased services                                                  (279)          (156)
COST OF MATERIALS                                                   (285)          (161)

Personnel expenses                                                  (798)          (558)
Depreciation and amortization                                        (71)           (52)
Other operating expenses                                            (576)          (417)
OPERATING EXPENSES                                                (1,445)        (1,027)

OPERATING RESULT                                                     361            238

Income from investments                                                1              1
Income from other securities and loans of financial assets             1              1
Write-down of financial assets                                         0             (1)
Net interest income                                                   13             12

RESULT FROM ORDINARY OPERATIONS                                      376            251



Note:  Figures are reported under German accounting principles

SAP GROUP
PRELIMINARY INCOME STATEMENT
NINE MONTHS JANUARY 1 - SEPTEMBER 30
(IN DM MILLIONS)


                                                                   1998            1997

SALES REVENUES                                                     5,878          3,819
Increase in inventories of  finished                                  26              1
  goods and work-in process
Other operating income                                               138             56
                                                                   6,042          3,876
Supplies and purchased goods                                         (16)           (12)
Purchased services                                                  (725)          (397)
COST OF MATERIALS                                                   (741)          (409)

Personnel expenses                                                (2,265)        (1,471)
Depreciation and amortization                                       (190)          (141)
Other operating expenses                                          (1,687)        (1,062)
OPERATING EXPENSES                                                (4,142)        (2,674)

OPERATING RESULT                                                   1,159            793

Income from investments                                                2              2
Income from other securities and loans of financial assets             1              1
Write-down of financial assets                                        (1)            (1)
Net interest income                                                   47             38

RESULT FROM ORDINARY OPERATIONS                                    1,208            833



Note:  Figures are reported under German accounting principles


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